EXHIBIT 99.1

Ruanyun Edai Technology Announces Saudi-China Innovation Collaboration with Intersect Holding

Collaboration builds on RYET’s Saudi platform to accelerate AI education, technology localization and venture development across the Kingdom

KUALA LUMPUR, Malaysia, Aug. 12, 2026 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (NASDAQ: RYET) (“Ruanyun,” “RYET” or the “Company”), an AI-driven education technology company, today announced a strategic collaboration with Intersect Holding, signed at LEAP East 2026 in Hong Kong on July 10. The collaboration aims to combine RYET’s AI education and China market capabilities with Intersect’s Saudi commercialization and venture-building platform to localize technologies, build ventures and pursue commercial opportunities in the Kingdom.

LEAP East brought together founders, investors, policymakers and technology companies from Saudi Arabia, China, Hong Kong and the wider Asia-Pacific region. RYET participated to advance its international growth strategy, strengthen relationships across the Saudi and Asian innovation ecosystems and identify partners capable of turning technology into localized products and services. The signing of the memorandum of agreement with Intersect was a direct outcome of that engagement.

Photo: Ali Alsaileek, Chief Executive Officer of Intersect Holding (left), and Maggie Fu, Chief Executive Officer of Ruanyun Edai Technology Inc. (right), at the Saudi-China strategic collaboration signing ceremony during LEAP East 2026 in Hong Kong on 10 July 2026.

RYET enters the collaboration with an existing Saudi market presence. Its regional headquarters, operated through Soft Cloud Smart Technology Company, provides an on-the-ground base for local coordination. That platform is reinforced by previously announced cooperation with Wadi Makkah Technology Company and the early commercialization pathway for the HanLink Chinese Learning Platform.

The strategic fit is complementary. RYET brings AI education products, access to China-originated technologies, academic relationships and public-company governance. Intersect brings Saudi market intelligence, institutional connectivity, commercialization expertise and venture-building execution. Together, these capabilities may help RYET validate demand more quickly, localize products for Saudi institutions and move selected opportunities toward pilots, partnerships and definitive contracts.

Market Size Opportunity

The collaboration sits at the intersection of four sizable and strategically relevant markets:

•	Digital economy and ICT: the digital economy represented 16.0% of Saudi GDP in 2024, while ICT sector operating revenue reached SAR 249.8 billion (Source: GASTAT, Digital Economy Statistics 2024).

•	Education: the Kingdom’s FY2026 budget allocates SAR 202 billion to the education sector (Source: Saudi Ministry of Finance, FY2026 Budget).

•	Data and AI: the Saudi national data and AI strategy targets approximately SAR 75 billion in investment and identifies education as a priority (Source: SDAIA, National Data & AI Strategy).

•	Saudi-China trade corridor: bilateral trade reached USD 107.5 billion in 2024, with China remaining Saudi Arabia’s largest trading partner (Source: Saudi Press Agency).

Taken together, we believe these indicators point to substantial demand around digital learning, AI-enabled education, localized software, workforce capability and cross-border technology commercialization. RYET and Intersect intend to evaluate individual opportunities on their own commercial merits.

“We have already established our Saudi headquarters and begun building market relationships around education, language learning and technology commercialization. Intersect adds the local venture-building, market validation and institutional connectivity that can help us evaluate opportunities for localized products, partnerships and commercial opportunities,” said Maggie Fu, Chief Executive Officer of Ruanyun Edai Technology Inc.

The collaboration is designed to connect RYET’s existing Saudi operating base and China market capabilities with Intersect’s local relationships and commercialization platform, creating a repeatable path from market insight to local execution.

Initial growth priorities include:

•	AI education and human capability: localize digital learning, language education, assessment, smart campus and workforce-training solutions for Saudi institutions and learners;

•	Saudi-China technology commercialization: connect selected Chinese technologies with Saudi demand and help Saudi ventures explore China and wider Asian markets;

•	Venture building and localization: design local partnerships, pilots, operating models and routes from market validation to contract; and

•	Growth capital and scale: strengthen governance, reporting and investment readiness for selected ventures and evaluate fit-for-purpose financing structures.

Opportunities will be prioritized according to market demand, strategic fit and execution readiness. Each project or investment will proceed on its own commercial terms and remain subject to the necessary diligence, approvals and definitive agreements.

“RYET has already invested in building a Saudi presence. Combining that operating foundation and access to Chinese innovation with Intersect’s local commercialization and venture execution capabilities creates stronger conditions for building ventures that are relevant to Saudi priorities and positioned for regional growth,” said Ali Alsaileek, Chief Executive Officer of Intersect Holding.

About Intersect Holding

Intersect Holding is a Saudi business group and commercialization platform focused on innovation, entrepreneurship and market access. Through Intersect Consulting, Intersect State and Intersect Development, it supports companies and ventures seeking to enter and scale in Saudi Arabia. Intersect is led by co-founder and Chief Executive Officer Ali Alsaileek, whose background spans aviation, venture building, ecosystem development and cross-border market entry.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. is an AI-driven education technology company that develops learning and assessment solutions, including intelligent content recognition, automated assessment, smart homework, smart examination and digital education services. The Company has established a Saudi regional headquarters as part of its international expansion strategy.

Subject to shareholder approval and applicable corporate and regulatory processes, the Company plans to transition toward the Formind Group identity as it expands its AI education, language learning, institutional support and global technology initiatives.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including statements about the strategic collaboration; anticipated synergies; potential benefits to RYET’s Saudi headquarters and existing market initiatives; Saudi market opportunities; technology localization; venture development; potential pilots, contracts and investments; and the ability of the parties to build scalable businesses.

Forward-looking statements are based on current expectations, estimates, assumptions and projections and are subject to risks and uncertainties that could cause actual results to differ materially. These risks include the parties’ ability to identify suitable opportunities, complete diligence, obtain approvals and financing, enter into definitive agreements, achieve market acceptance and execute localization and commercialization plans, as well as risks described in the Company’s filings with the U.S. Securities and Exchange Commission. National market statistics and government targets do not indicate the revenue, market share or funding that RYET may achieve. The memorandum of agreement does not obligate either party to complete a transaction, and there can be no assurance that the collaboration will produce a pilot, contract, investment or revenue. The Company undertakes no obligation to update any forward-looking statements except as required by law.

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